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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the month of July 2002

                         Commission File Number 0-31943

                                  ImagicTV Inc.
                  (Translation of Registrant name into English)



              One Brunswick Square
          14/th/ Floor, P.O. Box 303
       Saint John, New Brunswick, Canada                        E2L 3Y2

    (Address of Principal Executive Offices)                  (Zip Code)


                                 (506) 631-3000
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              (Registrant's telephone number, including area code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  X      Form 40-F ______
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ______      No:   X
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Information furnished on this form:

     First quarter report (for the quarter ended May 31, 2002)
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ImagicTV Inc.
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                                          (Registrant)

                                          By:   /s/ Jeffrey White
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                                                Chief Financial Officer

Date: July 29, 2002